UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In July 2012, Sanofi issued the press releases attached hereto as Exhibits 99.1 to 99.3 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated June 22, 2012: Sanofi Pasteur’s 6-in-1 Pediatric Vaccine Hexaxim™ Receives Positive Opinion from European Medicines Agency

Exhibit 99.2	Press release dated July 20, 2012: Sanofi and Regeneron Launch Comprehensive Phase 3 Clinical Program with LDL Cholesterol-Lowering PCSK9 Antibody

Exhibit 99.3	Press release dated July 25, 2012: Sanofi Pasteur’s Dengue Vaccine Demonstrates Proof of Efficacy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 25, 2012		SANOFI

	By	/S/ John Felitti
	Name:	John Felitti
	Title:	Associate Vice President,
Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated June 22, 2012: Sanofi Pasteur’s 6-in-1 Pediatric Vaccine Hexaxim™ Receives Positive Opinion from European Medicines Agency

Exhibit 99.2	Press release dated July 20, 2012: Sanofi and Regeneron Launch Comprehensive Phase 3 Clinical Program with LDL Cholesterol-Lowering PCSK9 Antibody

Exhibit 99.3	Press release dated July 25, 2012: Sanofi Pasteur’s Dengue Vaccine Demonstrates Proof of Efficacy

4